Exhibit 12.1

Home BancShares, Inc.

Computation of Ratios of Earnings to Fixed Charges

	Three Months Ended June 30,		Six Months Ended June 30,		Year Ended December 31,
Exhibit	2013	2012	2013	2012	2012	2011	2010	2009	2008
(In thousands, except ratio’s)
Fixed Charges and Preferred Dividends
Interest expense	3,227	5,409	6,796	11,339	19,761	28,391	32,373	37,391	56,552
Capital debt expense Trust Preferred	17	521	247	1,045	1,774	2,160	2,335	2,552	3,114
Estimated interest in rent	117	107	225	209	435	426	395	318	332
Preferred dividends (E)	—	—	—	—	—	1,285	2,500	2,395	—

Combined fixed charges and preferred dividends (B)	3,361	6,037	7,268	12,593	21,970	32,262	37,603	42,656	59,998
Less: interest on deposits	2,129	4,164	4,614	8,824	14,989	22,968	24,302	27,442	45,593

Combined fixed charges and preferred dividends excluding interest on deposits (D)	1,232	1,873	2,654	3,769	6,981	9,294	13,301	15,214	14,405

Earnings
Pre-tax income from continuing operations	27,941	24,455	55,452	46,706	98,451	84,342	23,612	38,936	12,036
Fixed charges and preferred dividends	3,361	6,037	7,268	12,593	21,970	32,262	37,603	42,656	59,998

Total earnings (A)	31,302	30,492	62,720	59,299	120,421	116,604	61,215	81,592	72,034
Less: interest on deposits	2,129	4,164	4,614	8,824	14,989	22,968	24,302	27,442	45,593

Total earnings excluding interest on deposits (C)	29,173	26,328	58,106	50,475	105,432	93,636	36,913	54,150	26,441

Ratio of earnings to fixed charges
Ratio, including interest on deposits (A/(B-E))	9.31	5.05	8.63	4.71	5.48	3.76	1.74	2.03	1.20
Ratio, excluding interest on deposits (C/(D-E))	23.68	14.06	21.90	13.39	15.10	11.69	3.42	4.22	1.84
Ratio of earnings to fixed charges & preferred dividends
Ratio, including interest on deposits (A/B)	9.31	5.05	8.63	4.71	5.48	3.61	1.63	1.91	1.20
Ratio, excluding interest on deposits (C/D)	23.68	14.06	21.90	13.39	15.10	10.07	2.78	3.56	1.84